Texas Commercial Resources, Inc.
                           9692 Westheimer Rd., Box 56
                              Houston, Texas 77063

October 28, 2005

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Office of Small Business

     Re:  Texas Commercial Resources, Inc.
          Registration Statement on Form SB-2
          File No. 333-97381

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, Texas Commercial Resources Inc., a Texas corporation (the "Company"), hereby makes application to withdraw its Registration Statement on Form SB-2, File No. 333-97381 (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission on July 31, 2002. No securities have been offered or sold under the Registration Statement.

     The Company has determined that it is not now in the best interests of the Company to undertake this offering. Accordingly, the Company hereby requests that, the Commission issue an order granting withdrawal of the Registration Statement as soon as practicable.

     If you have any questions with respect to this matter, please call John T. Unger, legal counsel to the Company, at 713-993-4645.

     Thank you for your assistance in this matter.

                              Very truly yours,

                              Texas Commercial Resources, Inc.



                              By   /s/ Robert P. Gaidousek
                                ---------------------------------
                                Robert P. Gaidousek, President